FOIA Confidential Treatment

Has Been Requested by RTI International Metals, Inc.

Pursuant to 17 CFR 200.83

August 30, 2013

BY FACSIMILE AND EDGAR SUBMISSION

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Mr. John Cash

Re:	RTI International Metals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-14437

Dear Mr. Cash:

Enclosed please find our responses to the comments set forth in the letter dated August 16, 2013 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced document. References to the “Company”, “we”, or “our” in this letter refer to RTI International Metals, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR in redacted form, and an unredacted copy has been sent by facsimile. Please note that the Company is providing a portion of its response to Question 2 pursuant to Rule 83 of the Commission’s Rules of Practice, and requests confidential treatment for the redacted portions of the response. The word “[Redacted*]” has been inserted in place of the portions so omitted.

Please promptly inform William T. Hull, by phone ((412) 893-0083) or facsimile ((412) 893-0027) of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses and supplemental information are in regular type.

Securities and Exchange Commission
August 30, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 37

Note 2 - Summary of Significant Accounting Policies, page 45

Revenue and Cost Recognition, page 54

1.	Please provide us the addendum you indicated you are preparing for your response to prior comment one from our letter dated July 2, 2013.

Response:

As we indicated in our initial response to the Staff’s first question in its comment letter dated July 2, 2013, we used imprecise language in our disclosure. We do not use the completed contract method; rather, we have historically recognized revenue and related costs for the transactions referenced in that question at the time of delivery of products or the completion of services. As previously disclosed in our press release furnished as an exhibit to our Current Report on Form 8-K filed July 30, 2013 and our Notice of Late Filing on Form 12b-25 filed August 12, 2013, we are conducting a detailed examination of our contract accounting revenue recognition policies.

Based on our findings to date, we believe that certain of our contracts do not meet the scope exception of ASC 605-35 and, therefore, should be accounted for using a contract revenue recognition model. Based on the nature of the contract, the method in which we will apply ASC 605-35 will vary.

We are finalizing our review of these contracts to determine what final adjustments may be required as a result of the correction of our revenue recognition accounting methodologies, as well as to determine whether such adjustments would be material to any prior period.

Note 5 - Income Taxes, page 60

2.	We note your response to prior comment three from our letter dated July 2, 2013, including your proposed disclosures. However, given the fact that your Canadian subsidiary has generated eight years of cumulative losses and that you anticipate additional losses, it remains unclear to us how you determined a tax valuation allowance is not required for your deferred tax asset related to Canadian tax loss carry-forwards. It appears to us that the cumulative losses over an extended time period are significant negative evidence that would be difficult to overcome, despite the positive evidence provided in your response. Please advise or revise. Refer to FASB ASC 740-10-30-21 through 30-23.

2  |  RTI International Metals, Inc.

Securities and Exchange Commission
August 30, 2013

Response:

Question 2 of the Staff’s letter dated August 16, 2013, notes that “it appears to us that the cumulative losses over an extended time period are significant negative evidence that would be difficult to overcome, despite the positive evidence provided in your response.” We acknowledge that the guidance includes a presumption that cumulative losses over a number of years are a significant piece of negative evidence that is difficult to overcome; however, in our judgment, given our unique facts and circumstances, we believe we have sufficient persuasive positive evidence that overcomes this presumption.

The applicable standard set forth in FASB ASC 740-10-30-21 through 30-23 requires us to use judgment in considering the relative impact of both the positive and negative evidence. Set forth below are additional facts that we feel mitigate the weight to be attributed to the negative evidence related to the cumulative losses. Furthermore, presented below is positive evidence that we believe should receive additional weight and which, on a cumulative basis, overcomes any presumption that a valuation allowance against our Canadian deferred tax asset is required at this time.

In our judgment, the weight to be attributed to the cumulative losses is mitigated by the following facts:

As outlined in greater detail below, the historic losses recorded at our Canadian subsidiary were not the result of unfavorable contract terms or unprofitable per unit production. Rather, the losses were the result of the underutilization of our Canadian facility. This facility was built primarily for the production of the PAX Floor Pi-Box Seat Track (the “Pi Box”) for the Boeing 787 Dreamliner, a program that has suffered many well-publicized delays. Our actual and forecasted production and pre-tax income (loss) for our Canadian facility is set forth below:

Year	Capacity	Ship Sets[1] Delivered	Rate per Month	Pre-tax Income (Loss) (in millions)

[Redacted*]

As the rate of ship set production increases, and thus the facility is more fully utilized, the profitability of the facility increases substantially.

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

[1]	One ship set is the equivalent of all Pi Box parts required for one aircraft.

3  |  RTI International Metals, Inc.

Securities and Exchange Commission
August 30, 2013

In October 2004, RTI acquired Claro Precision, Inc. (“Claro”), a Montreal-based manufacturer of precision-machined components, as well as complex mechanical and electrical assemblies for the aerospace industry. Claro’s primary customer base at the time of acquisition consisted of Bombardier and Bell Helicopter, and its operations were focused on soft-metal machining, primarily aluminum.

We undertook a significant capital investment plan shortly after acquisition to build a new facility for Claro. We spent approximately [Redacted*] between 2005 and 2010 to build the new facility and acquire equipment so as to move up the titanium production value stream. We added significant hard-metal machining capabilities (primarily titanium), to pursue OEM contracts to “be a fully-integrated supplier of higher value-added products and services.”2

In November 2007, we announced our entering into an agreement with Boeing to “act as the lead integrator on the Pi Box program”, and that the program would be supported by our Houston (extrusion) and Montreal (precision machining) facilities, as well as multiple supply chain partners.2 [Redacted*] We noted at that time, based on the terms of the contract entered into with Boeing and the Boeing’s then-current production schedule, that “RTI will begin recognizing revenue from this new contract at a modest level in 2008, ramping up in the second half of 2009. It is anticipated that the agreement should hit full rate by mid-2010 generating revenue in excess of $100 million per year.”2

After entering into our agreement with Boeing in 2007, the ramp-up of production for the 787 Dreamliner was subsequently delayed a number of times due to a number of different issues, including parts shortages, work stoppages, and test program progress. Set forth below is a brief timeline of Boeing’s various delays related to the 787 Dreamliner aircraft.

•	October 2007 - Boeing announced a six-month delay in the first delivery of the 787 Dreamliner due to ongoing challenges in completing the first aircraft.

•	January 2008 - Boeing announced a further three-month delay in the first delivery due to various supply chain issues.

•	April 2008 - Boeing announced a further six-month delay in the 787 Dreamliner delivery schedule, in order to strengthen the center wing box. In addition to the delay, Boeing announced that it would slow the ramp-up to full rate production, and at that time indicated an expectation to get to full-rate production by the end of 2012.

•	September 2008 - Boeing suffered a 57 day machinists strike leading to additional delays in the production and first delivery of the 787 Dreamliner.

•	December 2008 - Boeing announced a further six-month delay in the production of the 787 Dreamliner, primarily due to supply shortages due to the prior strike and related assembly problems. The first delivery at that time was planned for the second quarter of 2010.

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

[2]	See Exhibit 99.1 from Current Report on Form 8-K for the event dated November 12, 2007.

4  |  RTI International Metals, Inc.

Securities and Exchange Commission
August 30, 2013

•	June 2009 - Boeing announced another delay in order to strengthen parts of the airframe.

•	December 2009 - The 787 Dreamliner made its first test flight.

•	August 2010 - Boeing announced another three-month delay as the availability of the plane’s engines had delayed finalization of flight testing.

•	January 2011 - Boeing announced another six-month delay due to an electrical fire during flight testing. At that time, the first delivery was expected to occur in the third quarter of 2011.

•	September 2011 - First delivery of the 787 Dreamliner occurred.

•	January 2013 - Several fires related to the 787’s Dreamliner’s lithium ion batteries prompted a grounding of all 787 Dreamliners in service. The ground order was lifted in April 2013. Unlike previous delays, the lithium ion battery issue did not result in a slow-down of our manufacturing schedule in 2013. To the contrary, Boeing required us to accelerate our production during this period.

While such a series of delays could be an indicator that the aircraft was not viable, throughout the delay periods we routinely monitored Boeing’s 787 Dreamliner order backlog for significant cancellations, which did not materialize. Boeing has continued to maintain a strong order book for the 787 Dreamliner, with a backlog of approximately 800 aircraft, or almost seven years of full-rate production, since 2006. As such, we have had no concerns at any time about the ultimate success of the aircraft. Boeing’s backlog of 787 Dreamliner orders currently stands at over 850 aircraft, and as a result we are contractually assured of our required production of the Pi Box Seat Tracks for these aircraft. At each balance sheet date, we determined that there was sufficient positive evidence, as described below, to conclude that the realization of the Canadian deferred tax asset was more likely than not. (A copy of our December 31, 2012 Deferred Tax Asset Realization memo is attached as Exhibit 1.)

Additionally, throughout this series of production delays, we continued to work with our customer to ensure we would maintain contract profitability over the term of the contract, would realize the benefits of the Canadian deferred tax asset, and were protected from additional changes to Boeing’s production schedule. A summary of these contract extensions is outlined below:

•	September 2008 – We extended the contract with Boeing to December 31, 2018.

•	December 2010 – We extended the contract with Boeing to December 31, 2021.

[Redacted*]

•	Fourth Quarter 2013 – Based on Boeing’s firm production schedule, we expect to reach full-rate production of ten ship sets per month.

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

5  |  RTI International Metals, Inc.

Securities and Exchange Commission
August 30, 2013

Collectively, the delays (and contract extensions entered into as a result of such delays) have had the effect of pushing the profit that is embedded within the Boeing contract into later periods than was originally anticipated when the contract was entered into, but still well within the carry-forward period.

The following additional factors enhance the weight to be attributed to the positive evidence attributable to the tax valuation allowance analysis:

•	The 787 Dreamliner remains a strong platform for future growth, with a current backlog representing almost eight years of full-rate production through 2021, our current contract term. Furthermore, successful aircraft, as the 787 Dreamliner is showing itself to be, can generally be expected to remain in production for several decades, which would provide additional profit margin above that currently ensured under our contract with Boeing.

•	Our Canadian subsidiary is the single source supplier for the Pi Box Seat Track, which is a critical part of the aircraft and without which Boeing could not build their planes. [Redacted*]

•	We have extended the contract with Boeing several times due to the delays discussed above to ensure we maintain contract profitability. With the latest extension, the contract currently runs through at least 2021.

•	The business prospects for our Canadian subsidiary continue to strengthen.

[Redacted*]

•	We continue to bid on and win new projects that will generate additional business for our Canadian subsidiary. For example, earlier this year we won significant new business with Bombardier that is expected to generate almost [Redacted*] of incremental revenue from 2013 to 2019.

We acknowledge that the guidance identifies cumulative losses as significant negative evidence that is difficult to overcome. However, in our judgment, our unique facts and circumstances—the positive evidence of our firm contract, Boeing’s backlog of 787 Dreamliner orders, and the ongoing ramp up to full-rate production, among other evidence set forth herein—sufficiently mitigate the effect of the cumulative losses and provide significant positive evidence which, on an aggregate basis, is sufficient to support our position that the realization of our Canadian deferred tax asset is more likely than not. As such, no valuation allowance is necessary at this point in time.

Given the complexities of this matter, we will enhance our risk factor disclosures in our Quarterly Report on Form 10-Q to include risks related to our Canadian deferred tax asset. Furthermore, beginning with our Annual Report on Form 10-K for the period ended December 31, 2013, we will include disclosure substantially similar to the following:

Through December 31, 2012, the Company’s Canadian subsidiary has generated losses totaling $159 million, resulting in a Canadian gross deferred tax asset of $41.4 million.

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

6  |  RTI International Metals, Inc.

Securities and Exchange Commission
August 30, 2013

Approximately $0.5 million of the Canadian tax loss carry-forwards expire in 2015, with the remainder expiring between 2026 and 2032. The table below summarizes the losses and the expiration periods by year:

Year	Taxable Loss	Expiration Date
2005	$498,807	2015
2006	$5,972,167	2026
2007	$20,813,548	2027
2008	$26,648,371	2028
2009	$32,687,318	2029
2010	$26,069,775	2030
2011	$26,386,282	2031
2012	$19,961,371	2032

Total	$159,037,639

In 2007, we entered into a long-term agreement with an aircraft manufacturer to be the sole supplier, through our Canadian subsidiary, of critical parts for installation on its signature aircraft through 2021. The above losses were the result of the underutilization of our facility, which was acquired and expanded primarily for production under this contract. They were not the result of an unfavorable contract or unprofitable per unit production. This signature aircraft has suffered a series of well-publicized delays relating to the manufacturers production of the aircraft. Our facility was built for full-rate production of ten ship sets (one ship set represents all the parts for one plane) per month; however, to date we have not produced at a rate exceeding four ship sets per month. The aircraft manufacturer’s current production schedule indicates we will achieve full-rate production of ten ship sets per month in the fourth quarter of 2013.

The signature aircraft remains a strong platform for future growth. At December 31, 2012, the aircraft manufacturer had an order backlog of approximately 800 aircraft, representing almost seven years of full-rate production. Successful aircraft, as the signature aircraft is proving itself to be, can generally be expected to be in production for several decades. Our Canadian subsidiary is the single source supplier for these critical parts.

Furthermore, our contract provides us with several means of reducing our raw material pricing risk. First, the contract provides us access to purchase raw material from the aircraft manufacturer’s enabled suppliers at prices typically favorable to market terms. Second, we have the ability to pass on pricing fluctuations to the aircraft manufacturer. Third, we have the ability to substitute our own material for that of the enabled supplier. In combination, these provisions provide us the necessary flexibility to mitigate the risk of raw material price fluctuations throughout the life of the contract.

7  |  RTI International Metals, Inc.

Securities and Exchange Commission
August 30, 2013

The FASB’s authoritative guidance requires us to balance the negative evidence of recent losses against the positive evidence supporting the net operating loss carry-forwards. The FASB’s authoritative guidance further indicates that cumulative losses are an indicator that is difficult to overcome that tax loss carry-forwards should be impaired. In our judgment, for the reasons identified above, the positive evidence of our firm contract, the backlog of orders for the signature aircraft, and the ongoing ramp-up to full-rate production, significantly mitigates the effect of the cumulative losses and which, on an aggregate basis as of December 31, 2012, is more likely than not sufficient to support the realization of our Canadian net deferred tax asset of $33.3 million. We will continue to regularly review the assumptions underlying this assessment and, to the extent necessary, make adjustments in future periods.

Note 15 - Guarantor Subsidiaries, page 80

3.	We note your response to prior comment four from our letter dated July 2, 2013 that states “the excess of reimbursements received over expenses paid in cash during the period drives the Parent’s positive cash flows from operations.” However, it remains unclear to us why the positive cash flows of the parent appear to be significantly greater than the reimbursed expenses. It is also unclear to us if or how these arrangements were changed during the interim period. Please provide us details of the operating cash flows of the parent during each period presented, including the current interim period.

Response:

Net income of the Parent includes a management fee, net of tax, of $28.2 million, $21.3 million, and $6.8 million for the years ended December 31, 2012, 2011, and 2010, respectively, and $7.4 million for the three months ended March 31, 2013. In 2010, reimbursements were significantly lower as one of the Guarantor subsidiaries was credited for the cash receipt from Airbus and paid to the Parent for the settlement of certain of Airbus’ contractual obligations.

8  |  RTI International Metals, Inc.

Securities and Exchange Commission
August 30, 2013

The impact of the management fee on the cash flows of the Parent, Guarantors, and Non-Guarantors is shown in the tables below for the respective periods:

		Year Ended December 31, 2012
	Parent	Guarantors	Non Guarantors	Eliminations	Consolidated
Net income excluding management fee	$(4,692)	$35,311	$31,360	$(38,464)	$23,515
Management Fee, net of tax	28,207	(13,130)	(15,077)	—	—
Other Cash Generating (Using) Activities	1,902	(44,793)	(33,200)	—	(76,091)
Equity in earnings of subsidiaries	(30,907)	(5,419)	(2,138)	38,464	—
Adjustments for other non-cash items	27,462	30,988	2,192	—	60,642

Cash Provided By (Used In) Operating Activities	$21,972	$2,957	$(16,863)	$—	$8,066

		Year Ended December 31, 2011
	Parent	Guarantors	Non Guarantors	Eliminations	Consolidated
Net income excluding management fee	$(14,702)	$31,875	$13,378	$(23,999)	$6,552
Management Fee, net of tax	21,254	(8,166)	(13,088)	—	—
Other Cash Generating (Using) Activities	8,076	(10,357)	(36,598)	—	(38,879)
Equity in earnings of subsidiaries	(18,926)	(6,128)	1,055	23,999	—
Adjustments for other non-cash items	32,796	13,875	491	—	47,162

Cash Provided By (Used In) Operating Activities	$28,498	$21,099	$(34,762)	$—	$14,835

		Year Ended December 31, 2010
	Parent	Guarantors	Non Guarantors	Eliminations	Consolidated
Net income excluding management fee	$(3,403)	$19,197	$(6,341)	$(6,036)	$3,417
Management Fee, net of tax (2)	6,820	(319)	(6,501)	—	—
Other Cash Generating (Using) Activities	3,291	(8,908)	38,543	—	32,926
Equity in earnings of subsidiaries	(5,701)	(2,617)	2,282	6,036	—
Adjustments for other non-cash items	25,700	21,423	(8,258)	—	38,865

Cash Provided By Operating Activities	$26,707	$28,776	$19,725	$—	$75,208

		Three Months Ended March 31, 2013
	Parent	Guarantors	Non Guarantors	Eliminations	Consolidated
Net income excluding management fee	$(1,759)	$8,005	$5,155	$(5,746)	$5,655
Management Fee, net of tax	7,414	(3,506)	(3,908)	—	—
Other Cash Generating (Using) Activities	2,050	(38,928)	(18,291)	151	(55,018)
Equity in earnings of subsidiaries	(5,862)	373	(106)	5,595	—
Adjustments for other non-cash items	4,884	12,766	990	—	18,640

Cash Provided By (Used In) Operating Activities	$6,727	$(21,290)	$(16,160)	$—	$(30,723)

		Three Months Ended March 31, 2012
	Parent	Guarantors	Non Guarantors	Eliminations	Consolidated
Net income excluding management fee	$(1,372)	$12,160	$6,073	$(11,236)	$5,625
Management Fee, net of tax	6,997	(2,841)	(4,156)	—	—
Other Cash Generating (Using) Activities	1,359	(26,253)	(5,049)	571	(29,372)
Equity in earnings of subsidiaries	(8,018)	(1,444)	(1,203)	10,665	—
Adjustments for other non-cash items	4,241	6,640	(93)	—	10,788

Cash Provided By (Used In) Operating Activities	$3,207	$(11,738)	$(4,428)	$—	$(12,959)

(3)	During the year ended December 31, 2010, the Parent recorded net sales related to the March 2010 settlement of certain Airbus 2009 contractual obligations. This cash receipt received directly from Airbus by the Parent reduced the 2010 management fee charged to the Guarantor subsidiaries.

9  |  RTI International Metals, Inc.

Securities and Exchange Commission
August 30, 2013

In each period presented, the receipt of the management fee accounts for a substantial portion of the Parent’s positive cash flow from operating activities and has a corresponding negative impact on the respective cash flows from operating activities for the Guarantor and Non-Guarantor subsidiaries.

As noted in the tables above, the Parent treats the management fee as cash flows from operating activities. The management fee is assessed based on total Parent expenses as determined through the annual budgeting process, and includes both cash expenses as well as non-cash expenses. As such, all management fees are treated as cash inflows for the Parent and cash out flows for the individual subsidiaries; however, only those expenses of Parent that are paid in cash act to reduce or offset Parent’s total cash flows from operating activities. As a result, the amount of management fees charged by the Parent that exceeds Parent’s expenses paid in cash during each period results in the Parent having positive cash flow from operations.

The Company has not changed its methodology for the calculation of reimbursement levels, nor have there been any changes in the payment or receipt of reimbursements during the three months ended March 31, 2013.

The details of the Parent’s operating cash flows for each period presented are set forth below:

Operating Activities	FY 2012	FY 2011	FY 2010	Q1 2013	Q1 2012
Net Income	$23,515	$6,552	$3,417	$5,655	$5,625
Adjustment of non-cash items:
Depreciation and amortization	351	379	390	83	95
Deferred income taxes, net	12,510	16,910	20,688	442	109
Stock-based compensation	4,798	4,599	3,847	1,708	1,378
Equity in earnings of subsidiaries	(30,907)	(18,926)	(5,701)	(5,862)	(8,018)
Excess tax benefits from stock-based compensation activity	(196)	(302)	(380)	(61)	(61)
Amorization of discount on long-term debt	9,683	9,378	393	2,562	2,352
Amortization of debt issuance costs	1,403	1,471	762	325	368
Changes in assets and liabilities	815	8,437	3,291	1,875	1,359

Cash provided by operating activities	$21,972	$28,498	$26,707	$6,727	$3,207

Expense reimbursement receipts included in net income, net of tax	$28,207	$21,254	$6,820	$7,414	$6,997

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me by phone at (412) 893-0083.

Sincerely,
/s/ William T. Hull
Senior Vice President and Chief Financial Officer

cc:	Dale Welcome

Dawne S. Hickton

Chad Whalen, Esq.

Jennifer R. Minter, Esq.

10  |  RTI International Metals, Inc.

Securities and Exchange Commission
August 30, 2013

FOIA Confidential Treatment

Has Been Requested by RTI International Metals, Inc.

Pursuant to 17 CFR 200.83

Exhibit 1

[Redacted*]

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.